EXHIBIT 22
The inside front cover and pages 10-18 and 19-35 of the Annual Report to Security Holders for the fiscal year ended May 31, 2005 are appended hereto as Exhibit 22 hereof and are being electronically filed with this Form 10-K Annual Report.

Exhibit 22

FINANCIAL HIGHLIGHTS

	May 31,
(in thousands, except per share information)	2005	2004	2003	2002	2001

Revenues	$107,616	$94,110	$108,796	$147,864	$211,176

Costs of revenues and depreciation	45,862	44,778	62,663	81,678	99,724
Selling, general and administrative expenses	29,869	32,207	37,399	50,492	62,625
Loss on impairment of goodwill and intangibles	—	—	37,135	—	—
Interest and other, net	(3,234)	(1,335)	(4,091)	(2,232)	(708)

Income (loss) before income taxes	35,119	18,460	(24,310)	17,926	49,535
Income tax provision (benefit)	10,854	6,476	(9,324)	4,804	17,316

Net income (loss)	$24,265	$11,984	$(14,986)	$13,122	$32,219

Earnings (loss) per share:
Basic	$0.97	$0.48	$(0.60)	$0.53	$1.32
Diluted	$0.96	$0.48	$(0.60)	$0.53	$1.30
Shares used in per share calculation:
Basic	24,978	24,860	24,810	24,602	24,416
Diluted	25,369	25,034	24,810	24,837	24,753
Total assets	$233,222	$206,367	$277,100	$307,141	$312,468
Shareholders’ equity	$195,017	$168,616	$254,014	$266,223	$251,692
Shareholders’ equity per common share	$7.77	$6.77	$10.23	$10.75	$10.27

PAGE 10	ELECTRO RENT 2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion of our financial condition and results of operations should be read in conjunction with the fiscal 2005 Consolidated Financial Statements and the notes thereto and the other financial and statistical information appearing elsewhere in this annual report.
OVERVIEW
We generate revenues through the rental, lease and sale of electronic equipment, including test and measurement (T&M) and computer-related (DP) equipment. In fiscal 2005, 78% of rental and lease revenues was derived from T&M equipment. This percentage has been increasing over the last five years mainly as a result of the shrinking overall market for DP equipment. Also contributing to this increase is the higher level of T&M activity in wireless telecommunications, aerospace and defense markets. Rental revenues comprised 75% of fiscal 2005 rental and lease revenue, which is comparable to a year ago.
A significant part of our T&M equipment portfolio is rented or leased to large companies in the aerospace, defense, electronics and telecommunications industries. We believe that a large part of our T&M equipment is used in research and development activities. We also rent equipment to companies of various sizes representing a cross-section of American industry.
The profitability of our business also depends in significant part on controlling the timing, pricing and mix of purchases and sales of equipment. We seek to acquire new and used equipment at attractive prices for the purpose of deriving a profit from a combination of renting, leasing and/or selling such equipment. The sale of equipment, either after acquisition or after it has been rented, can comprise a significant portion of revenues and operating profit. To maximize overall profit from the rental, leasing, and sales of equipment, we manage our equipment pool on an on-going basis by analyzing our product strategy for each specific equipment class in light of that equipment’s historical and projected life cycle. In doing so, we must compare our estimate of potential profit from rental with the potential profit from the product’s immediate sale and replacement with new or other equipment. In our analysis, we assume depreciation and impairment of equipment based on projected performance and historical levels, although historical trends are not necessarily indicative of future trends. Our overall equipment management is complex and our product strategy can change during a product’s lifetime based upon numerous factors, including the US and global economy, interest rates and new product launches. Our strategic equipment decisions are based on the following fundamentals:
•	Our acquisition cost;

•	Our estimates of current and future market demand for rentals;

•	Our estimates of current and future supply of product;

•	The book value of the product after depreciation and other impairment;

•	Our estimates of the effect of interest rates on rental and leasing fees as well as capital financing; and

•	Our estimates of the potential current and future sale prices.
If we are unable to accurately predict market trends, or if demand for the equipment we supply declines, we can be left with large lots of inventory that we are unable to rent or sell for a profit. We assess the carrying value of the equipment pool on a quarterly basis or when factors indicating impairment are present. In the fourth quarter of fiscal 2005, the Company recorded non-cash impairment charges of $0.6 million resulting from low projected demand for certain rental products, including general purpose and communications equipment.
When the US and global economy began to rebound in fiscal 2004, we saw increased demand for our equipment, and we were able to sell equipment that we had previously written down or that was older and more fully depreciated. Due in part to these events, we experienced greater than normal gross margins on equipment sales in fiscal 2005. We intend to maintain our equipment management strategy, and, accordingly, we expect that gross margins on sales will return to normal historical levels of 40% to 45% as older and previously impaired equipment constitute a smaller percentage of sales.
However, results for future quarters are subject to future events, as in the case of unusual opportunities for sales and early termination of equipment leases. Such early terminations can (i) result in sales proceeds to the extent that the customer decides to purchase the equipment involved, (ii) accelerate lease payments to the extent of lease termination fees, and/or (iii) to the extent the customer does not purchase the equipment, increase the pool of equipment for lease by us, which would adversely affect future utilization unless we can rent, lease or sell that equipment to another party.

ELECTRO RENT 2005 ANNUAL REPORT	PAGE 11
We measure our overall level of profitability with the following metrics:
•	Net income per diluted common share (EPS);

•	Net income as a percentage of average earning assets (AEA); and

•	Net income as a percentage of average tangible equity.
On May 2, 2005 we announced that we have been awarded what we believe to be the first license for a wholly foreign-owned equipment rental business in China. With the license awarded by the Tianjin Economic-Technological Development Area (TEDA), our wholly owned subsidiary in Tianjin, China, commenced operations in June 2005.
PROFITABILITY AND KEY BUSINESS TRENDS
In fiscal 2005, we improved profitability in each quarter, as compared to the same respective quarter in the prior year. Lower selling, general and administrative expenses, improved gross profit on equipment sales, and higher asset levels on rent led to this improvement.
During fiscal 2005, we focused on core T&M and DP markets. Organic growth has been moderate, consistent with the economic environment. Focused, prudent growth continues to be a primary goal for fiscal 2006.
The results for fiscal 2005 were affected by several positive one-time events. The buyout of leased equipment by one of our largest data products customers increased revenues by $3.4 million during the year’s third quarter, but it reduced subsequent quarterly lease revenue by $0.9 million. Income for the year also included $1.8 million (pre-tax) related to funds received from the settlement of a class action lawsuit. In addition, the provision for income taxes was reduced by $2.5 million due to changes in estimated tax liabilities and rates.
Our profitability measurements are presented in the table below for the years ended May 31:

	2005	2004	2003
Net income (loss) per diluted share	$0.96	$0.48	$(0.60)
Net income (loss) as a percentage of AEA	10.4%	4.9%	(5.4%)
Return on average tangible equity	12.7%	5.6%	(6.2%)
T&M rental and lease activity increased consistently during fiscal 2005, reflecting the strengthening global economy. However, DP lease demand continued to be weak, and rental and lease rates remained very competitive. The amount of equipment on rent based on acquisition cost, increased from $105.3 million at May 31, 2004, to $107.0 million at May 31, 2005. Acquisition cost of equipment on lease increased from $36.4 million at May 31, 2004 to $36.6 million at May 31, 2005. The overall utilization rate for our equipment pool, based on acquisition cost, decreased from 62.9% at May 31, 2004, to 59.2% at May 31, 2005. This decrease reflects higher acquisitions of T&M equipment in the current year, corresponding to the prospect of rising demand in future periods. During the same period, monthly rental rates increased by 11.0%, but monthly lease rates decreased by 2.0%.
We believe that demand for rental electronic equipment should improve as the US economy continues to recover. Also, increased defense spending on advanced weapons and intelligence systems should benefit our business. While those developments continue to unfold, however, we will strive to operate the business efficiently at the prevailing activity levels.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, management reviews these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including rental and lease equipment,

PAGE 12	ELECTRO RENT 2005 ANNUAL REPORT
and allowance for doubtful accounts. These estimates are based on management’s historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes, however, that the estimates, including those for the above-listed items, are reasonable.
Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:
ASSET LIVES AND DEPRECIATION METHODS: Our primary business involves the purchase and subsequent rental and lease of long-lived electronic equipment. Management has chosen asset lives that it believes correspond to the economic lives of the related assets. Management has chosen depreciation methods that it believes match our benefit from the assets with the associated costs. These judgments have been made based on management’s expertise in each equipment type that we carry. If the asset life and depreciation method chosen do not reduce the book value of the asset to at least our potential future cash flows from the asset, we would be required to record an impairment loss. For new equipment, depreciation methods and useful lives are periodically reviewed and revised as deemed appropriate.
IMPAIRMENT OF LONG-LIVED ASSETS: On a quarterly basis, management reviews the carrying value of our rental and lease equipment to determine if the carrying value of the assets may not be recoverable due to current and forecasted economic conditions. This requires management to make estimates related to future cash flows from the assets and to determine whether any deterioration is temporary or permanent. If these estimates or the related assumptions change in the future, management may be required to record additional impairment charges. In the fourth quarter of fiscal 2005, the Company recorded non-cash impairment charges of $0.6 million resulting from low projected demand for certain rental products, including general purpose and communications equipment.
ALLOWANCES FOR DOUBTFUL ACCOUNTS AND EQUIPMENT LOSSES: We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to pay our invoices. We also maintain an allowance for estimated losses resulting from the inability of customers to pay for lost equipment. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of customers to make the required payments. If the financial condition of our customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowances for doubtful accounts and equipment losses may need to be reduced and income would be increased.
INCOME TAXES: As part of the process of preparing our consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which we operate. Significant management judgment is required in determining the provision for income taxes and deferred tax assets and liabilities. This process involves management estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We then assess the likelihood that our deferred tax assets will be recovered. To the extent management believes that recovery is not likely, we establish a valuation allowance. Management determined that no valuation allowance was required during the last three fiscal years.
FISCAL 2005 COMPARED WITH FISCAL 2004
TOTAL REVENUES: Total revenues for fiscal 2005 increased $13.5 million, or 14%, to $107.6 million compared to $94.1 million in the prior year. The increase in total revenues was due to an increase in rental and lease revenue of 14% and an increase in sales of equipment and other revenues of 15%.
Rental and lease revenues in fiscal 2005 were $80.3 million, a $10.0 million increase from the prior year. This increase reflects higher demand for T&M equipment in our major market segments, which we believe stems from the general economic recovery and our additional lease program offerings. However, an early termination of DP leases with one customer, as described below, resulted in a decrease in quarterly lease revenues of approximately $0.9 million, beginning in January 2005.

ELECTRO RENT 2005 ANNUAL REPORT	PAGE 13
Sales of equipment and other revenues were $27.4 million in fiscal 2005, an increase of $3.5 million as compared to fiscal 2004. This increase is due to an early lease termination and related buyout transaction with one customer as of December 31, 2004, which resulted in proceeds of approximately $3.4 million. That amount included the fair market value of the equipment and lease termination charges. Gross margin on sales excluding the lease termination charges increased from $9.4 million, or 44.4%, in fiscal 2004 to $11.0 million, or 52.6%, in fiscal 2005, due to improvement in equipment market values and increases in sales of equipment that had been previously written down or that was older and more fully depreciated. We expect that gross margin on sales will return to more normal levels of 40% to 45% over the next year as older and previously impaired equipment become a smaller part of sales.
DEPRECIATION OF RENTAL AND LEASE EQUIPMENT: Depreciation of equipment increased from $30.6 million in fiscal 2004, to $33.4 million, in fiscal 2005. While this expense increased by $2.8 million, or 9%, in fiscal 2005, depreciation as a percent of rental and lease revenues decreased from 43% in fiscal 2004 to 42% in fiscal 2005. The increased depreciation expense reflects higher expenditures for new rental and lease equipment that began in fiscal 2004, and impairment charges of $0.6 million. The decreased ratio reflects revenues increasing in the current year at a rate higher than depreciation expense. The acquisition cost of rental and lease equipment was $256.0 million, $239.7 million and $252.7 million at May 31, 2005, 2004, and 2003, respectively.
COSTS OF REVENUES OTHER THAN DEPRECIATION: Costs of revenues other than depreciation decreased from $14.2 million in fiscal 2004 to $12.5 million in fiscal 2005. Costs of revenues other than depreciation primarily includes the cost of equipment sales, which decreased from 56% of equipment sales in fiscal 2004 to 47% of equipment sales in fiscal 2005. The decrease in this percentage is generally due to a greater portion of equipment that was sold in fiscal 2005 which was more fully depreciated, had been previously written down, or resulted from sales of leased equipment to leasing customers. Such sales typically result in higher margins.
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses decreased $2.3 million, or 7% to $29.9 million, in fiscal 2005 as compared to $32.2 million in fiscal 2004. Fiscal 2004 includes a $2.3 million accrual related to the retirement of our former corporate president. Excluding the one-time charge, SG&A expenses were unchanged in fiscal 2005 compared to the prior year. Excluding the one-time charge, these expenses as a percentage of total revenues decreased from 32% in fiscal 2004 to 28% in fiscal 2005.
OPERATING PROFIT: As a result of the changes in revenues and operating expenses discussed above, operating profit was $31.9 million or 30% of total revenues in fiscal 2005 compared to an operating profit of $17.1 million or 18% of total revenues in fiscal 2004.
INTEREST INCOME, NET: Net interest income of $1.5 million for fiscal 2005 increased from the $1.3 million recorded in the prior year, reflecting higher yields on money market investments.
INCOME TAX PROVISION: The effective tax rate in fiscal 2005 was 30.9% as compared to 35.0% in the prior year. The decline in effective rate was due primarily to the release of tax reserves as a result of completed tax audits and changes in estimate in addition to the increase in tax exempt income and extra-territorial income exclusions. The reevaluation of accrued liabilities related to positions taken on federal and state returns reduced tax expense by $2.5 million as compared to $0.7 million in the prior year. Increases in the amounts and yields of tax exempt investments combined with the benefits realized by extra-territorial income exclusions reduced expense by $0.5 million as compared to $0.1 million in the prior year.
FISCAL 2004 COMPARED WITH FISCAL 2003
TOTAL REVENUES: Total revenues for fiscal 2004 decreased $14.7 million, or 13%, to $94.1 million compared to $108.8 million in the prior year. The decline in total revenues was due to a decrease in rental and lease revenue of 13% and a decrease in sales of equipment and other revenues of 15%.
Rental and lease revenues in fiscal 2004 were $70.3 million, a 13% decline from the prior year. This decrease was the result of lower demand in most of our major market segments, stemming from the global economic slowdown during fiscal 2003 and first half of fiscal 2004, and an excess supply of equipment on the market available for customers to purchase. Additionally, DP rental revenue

PAGE 14	ELECTRO RENT 2005 ANNUAL REPORT
continued to be negatively impacted by eroding purchase prices of new personal computers and by competition. Included in rental and lease revenues for fiscal 2004 is $1.2 million from the reversal of various accounts receivable credits no longer owed to customers. There was no significant comparable revenue in fiscal 2003.
Sales of equipment and other revenues were $23.8 million in fiscal 2004, a decrease of 15% as compared to fiscal 2003. This decrease reflects lower demand, the smaller rental and lease equipment pool, and increased utilization. Sales continue to occur routinely as a normal part of our rental business; however, these sales can fluctuate from quarter to quarter and year to year depending on equipment availability and customer requirements and funding. Gross margin on sales increased from $8.4 million, or 34.9%, in fiscal 2003 to $9.4 million, or 44.4%, in fiscal 2004, due to improvement in equipment market values and increases in sales of equipment that had been previously written down or that was older and more fully depreciated. We expect that gross margin on sales will return to more normal levels over the next two years as older and previously impaired equipment become a smaller part of sales.
DEPRECIATION OF RENTAL AND LEASE EQUIPMENT: Depreciation of equipment decreased from $44.7 million in fiscal 2003, to $30.6 million, in fiscal 2004. Depreciation expense was reduced by $14.1 million, or 32%, for fiscal 2004, and depreciation as a percent of rental and lease revenues also decreased from 55% in fiscal 2003 to 43% in fiscal 2004 despite the 13% decline in rental and lease revenues in fiscal 2004. These declines reflect our previous write-downs and continued liquidation of under-performing assets. The acquisition cost of rental and lease equipment was $239.7 million, $252.7 million and $322.9 million at May 31, 2004, 2003, and 2002, respectively.
COSTS OF REVENUES OTHER THAN DEPRECIATION: Costs of revenues other than depreciation decreased from $17.9 million in fiscal 2003 to $14.2 million in fiscal 2004. Costs of revenues other than depreciation primarily includes the cost of equipment sales, which decreased from 65% of equipment sales in fiscal 2003 to 56% of equipment sales in fiscal 2004. The decrease in this percentage is due to the fact that a larger portion of equipment sold in fiscal 2004 was more fully depreciated, had been previously written down, or resulted from sales of leased equipment to leasing customers, which typically results in higher margins.
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses decreased $5.2 million, or 14% to $32.2 million, in fiscal 2004 as compared to $37.4 million in fiscal 2003. Fiscal 2004 includes a $2.3 million accrual related to the retirement of our former corporate president. Excluding the one-time charge, SG&A expenses declined by $7.5 million, or 20%, in fiscal 2004 compared to the prior year. Excluding the one-time charge, these expenses as a percentage of total revenues decreased from 34% in fiscal 2003 to 32% in fiscal 2004. The decline in SG&A expenses is the result of continuous reductions in almost all areas of the business, with approximately 60% of the reduction relating to reduced personnel costs.
OPERATING PROFIT: As a result of the changes in revenues and operating expenses discussed above, operating profit was $17.1 million or 18% of total revenues in fiscal 2004 compared to an operating loss of $28.4 million or 22% of total revenues in fiscal 2003. The operating loss in fiscal 2003 included the write-off of goodwill and other intangibles of $37.1 million.
INTEREST INCOME, NET: Net interest income of $1.3 million for fiscal 2004 was 36% lower than the $2.1 million recorded in the prior year, mainly as a result of decreased investments due to the $99.5 million special cash distribution paid to common shareholders on January 14, 2004. In addition, interest rates were lower in the current year.
INCOME TAX PROVISION (BENEFIT): The effective tax rate was 35% for fiscal 2004 as compared to 38% for the prior year. This rate reduction is due to the completion of certain US federal and Canadian provincial tax audits. As a result, we reevaluated our accrued liability for income taxes and reduced income tax expense by approximately $0.7 million in fiscal 2004.
LIQUIDITY AND CAPITAL RESOURCES
During the last three fiscal years, our primary capital requirements have been purchases of rental and lease equipment. We generally purchase equipment throughout each year to replace equipment that has been sold, and to maintain adequate levels of rental equipment to meet existing and new customer demands. During fiscal 2005 we experienced increases in both overall rental activity and rental rates. To support areas of potential growth for both T&M and DP equipment, and to keep our equipment pool technologically up-to-date, we increased purchases of equipment in fiscal 2005 over the previous year.

ELECTRO RENT 2005 ANNUAL REPORT	PAGE 15
On January 14, 2004, we paid a special distribution of $4.00 per outstanding common share, which totaled $99.5 million. Following this distribution, cash, cash equivalents and marketable securities have remained relatively stable. We expect that the level of these liquid assets will begin to increase, unless the recent increased level of equipment purchases is sustained, we decide to buy back additional shares of our common stock, pay another special distribution, pay dividends, finance another acquisition, or pursue other opportunities. We have invested our cash balance in money market funds and other instruments with maturities of less than 90 days.
During fiscal year 2001, our Board of Directors authorized management to implement a limited stock repurchase program in the amount of 1,500,000 shares. As of May 31, 2005, we had bought back and retired 318,000 common shares for $3.0 million, or $9.37 per share. The only shares repurchased since fiscal 2001 have been in connection with the stock-for-stock exercise of employee options. Shares acquired are retired.
Our rental and lease equipment portfolio totaled $256.0 million, at acquisition cost, at May 31, 2005, increasing $16.2 million from a year ago. During the three years ended May 31, 2005, we made payments for equipment purchases totaling $141.6 million, while recording a net decrease in our equipment portfolio at acquisition cost of $66.9 million resulting from the liquidation of used equipment. We have three principal sources of liquidity: cash flows provided by our operating activities, proceeds from the sale of equipment from our portfolio, and external funds that historically have been provided by bank borrowings.
During fiscal 2005 and 2004 net cash provided by operating activities was $48.2 million and $40.4 million, respectively. The increase in fiscal 2005 is primarily the result of higher net income.
During fiscal 2005 net cash used in investing activities was $48.0 million as compared to $64.8 million in the prior year. This decrease is mostly attributable to the net sales of marketable securities in fiscal 2005 as compared to net purchases in the prior year, which was partially offset by higher purchases of rental and lease equipment.
During fiscal 2005 net cash flows provided by financing activities were $2.1 million compared to $97.4 million used in financing activities for fiscal 2004. This change primarily reflects the payment of the special distribution in fiscal 2004 as discussed above.
As the following table illustrates, cash flows from operating activities and proceeds from the sale of equipment have been more than sufficient to fund our operations during the last three years.

	Three Years
	Ended
(in thousands)	May 31, 2005	2005	2004	2003

Cash flows from operating activities [1]	$135,219	$48,184	$40,422	$46,613
Proceeds from sale of equipment	66,042	20,944	21,093	24,005

Total	201,261	69,128	61,515	70,618
Payments for equipment purchases	(141,597)	(72,129)	(42,815)	(26,653)
Net increase (decrease) in equipment portfolio at acquisition cost	(66,896)	16,219	(12,929)	(70,186)

[1]	For the components of cash flows from operating activities, see the Consolidated Statements of Cash Flows.
As indicated by the table, cash flows from operating activities and proceeds from sale of equipment provided 142% of the funds required for equipment purchased during the three-year period ended May 31, 2005. Rental and lease revenues have been significantly supplemented as a source of cash flow by proceeds from the sale of equipment from our portfolio. Management believes that cash and cash equivalents, marketable securities, cash flows from operating activities, proceeds from the sale of equipment and our borrowing capacity (see Note 4 of Notes to Consolidated Financial Statements) will be sufficient to fund our operations for at least the next twelve months.
We have a $10.0 million revolving line of credit with a bank, subject to certain restrictions, to meet equipment acquisition needs as well as working capital and general corporate requirements. We had no borrowings outstanding at May 31, 2005.

PAGE 16	ELECTRO RENT 2005 ANNUAL REPORT
We lease certain facilities under various operating leases. Most of the lease agreements provide us with the option of renewing the lease at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, management expects that in the normal course of business facility leases will be renewed or replaced by other leases.
Inflation generally has favorably influenced our results of operations by enhancing the sale prices of our used equipment. However, lower inflation rates and the continued availability of newer, less expensive equipment with similar or better specifications could result, over a period of several years, in lower relative sale prices for used electronic equipment. If this should occur, our margins and earnings will be reduced. Prices of new and used electronic test equipment have not consistently followed the overall inflation rate. Prices of new and used personal computers and servers have consistently declined for the past three years. Because management is unable to predict the advances in technology and the rate of inflation for the next several years, it is not possible to estimate the impact of these factors on our margins and earnings.
CONTRACTUAL OBLIGATIONS
The table below presents the amount of payments due under our contractual obligations. The table reflects expected payments due as of May 31, 2005 and does not reflect changes that could arise after that time.

	Payments due by period
		Less			More
		than 1	1-3	3-5	than 5
Contractual Obligations (in thousands)	Total	year	years	years	years

Facility lease payments, not including property taxes and insurance	$1,161	$345	$449	$324	$43
Employment agreements	149	122	27	—	—

Total	$1,310	$467	$476	$324	$43

ELECTRO RENT 2005 ANNUAL REPORT	PAGE 17
QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT INTEREST RATES AND CURRENCY RATES
We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, however, we believe those risks to be not material in relation to our operations. We do not have any derivative financial instruments.
As of May 31, 2005 and 2004, our cash and cash equivalents included money market securities and we had investments in marketable securities. Due to the short-term duration of our investment portfolio, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio, therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.
We are also subject to risks associated with foreign currency rate fluctuations to the extent of financing arrangements for rented and leased equipment denominated in Canadian dollars or euros. We have determined that hedging of these assets is not cost effective and instead attempt to minimize our risks due to currency and exchange rate fluctuations through working capital management. We do not believe that any foreseeable change in currency rates would materially or adversely affect our financial position or results of operations.

PAGE 18	ELECTRO RENT 2005 ANNUAL REPORT
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
Except for the historical statements and discussions contained in this Annual Report, statements contained in this Annual Report constitute forward-looking statements within the meaning of section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect the current views of our management with respect to future events and financial performance; however, you should not put undue reliance on these statements. We undertake no obligation to update or revise any forward-looking statements that are or may be affected by developments, which our management does not deem material. When used or incorporated by reference in this Annual Report, the words “anticipate,” “believes,” “expects,” “intends,” “future,” and other similar expressions identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, not all of which are disclosed in this Annual Report. We believe our management’s assumptions are reasonable; nonetheless, it is likely that at least some of these assumptions will not come true. Accordingly, our actual results will probably differ from the outcomes contained in any forward-looking statement, and those differences could be material. Factors that could cause or contribute to these differences include, among others, those risks and uncertainties discussed under the sections contained in this Annual Report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Quantitative and Qualitative Disclosure About Interest Rates and Currency Rates,” and “Risk Factors” attached as Exhibit 99; our Proxy Statement for our 2005 Annual Meeting of Shareholders; and our other filings with the Securities and Exchange Commission. Should one or more of the risks discussed, or any other risks, materialize, or should one or more of our underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, expected or projected.

ELECTRO RENT 2005 ANNUAL REPORT	PAGE 19
Consolidated Statements of Operations

Year Ended May 31,

(in thousands, except per share information)	2005	2004	2003

REVENUES:
Rentals and leases	$80,257	$70,268	$80,667
Sales of equipment and other revenues	27,359	23,842	28,129

Total revenues	107,616	94,110	108,796

OPERATING EXPENSES:
Depreciation of rental and lease equipment	33,365	30,559	44,733
Costs of revenues other than depreciation of rental and lease equipment	12,497	14,219	17,930
Selling, general and administrative expenses	29,869	32,207	37,399
Loss on impairment of goodwill	—	—	35,703
Loss on impairment of intangibles	—	—	1,432

Total operating expenses	75,731	76,985	137,197

Operating profit (loss)	31,885	17,125	(28,401)
Interest income, net	1,476	1,335	2,091
Income from settlements	1,758	—	2,000

Income (loss) before income taxes	35,119	18,460	(24,310)
Income tax provision (benefit)	10,854	6,476	(9,324)

Net income (loss)	$24,265	$11,984	$(14,986)

Earnings (loss) per share:
Basic	$0.97	$0.48	$(0.60)
Diluted	$0.96	$0.48	$(0.60)
Shares used in per share calculation:
Basic	24,978	24,860	24,810
Diluted	25,369	25,034	24,810
The accompanying notes are an integral part of these consolidated financial statements.

PAGE 20	ELECTRO RENT 2005 ANNUAL REPORT
Consolidated Balance Sheets

As of May 31,

(in thousands, except share information)	2005	2004

ASSETS
Cash and cash equivalents	$31,997	$29,692
Marketable securities	48,800	52,475
Accounts receivable, net of allowance for doubtful accounts of $839 and $1,157	10,548	8,095
Rental and lease equipment, net of accumulated depreciation of $133,170 and $143,403	122,798	96,346
Other property, net of accumulated depreciation and amortization of $12,131 and $11,547	15,722	16,084
Other	3,357	3,675

	$233,222	$206,367

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accounts payable	$13,983	$16,560
Accrued expenses	8,700	11,000
Deferred revenue	2,768	2,197
Deferred tax liability	12,754	7,994

Total liabilities	38,205	37,751

Commitments and contingencies (Note 11)
Shareholders’ equity:
Preferred stock, $1 par — shares authorized 1,000,000; none issued
Common stock, no par — shares authorized 40,000,000; issued and outstanding 2005 — 25,100,132; 2004 — 24,897,539	21,638	19,502
Retained earnings	173,379	149,114

Total shareholders’ equity	195,017	168,616

	$233,222	$206,367

The accompanying notes are an integral part of these consolidated financial statements.

ELECTRO RENT 2005 ANNUAL REPORT	PAGE 21
Consolidated Statements of Shareholders’ Equity

Three years ended May 31, 2005	Common Stock
	Number		Retained
(in thousands)	of Shares	Amount	Earnings

Balance, June 1, 2002	24,775	$13,246	$252,977
Exercise of stock options	46	242	—
Tax benefit for stock options exercised	—	2,535	—
Net loss for the year ended May 31, 2003	—	—	(14,986)

Balance, May 31, 2003	24,821	16,023	237,991
Exercise of stock options	185	1,978	—
Tax benefit for stock options exercised	—	1,599	—
Repurchase of common stock	(108)	(98)	(1,346)
Special distribution	—	—	(99,515)
Net income for the year ended May 31, 2004	—	—	11,984

Balance, May 31, 2004	24,898	19,502	149,114
Exercise of stock options	203	1,668	—
Tax benefit for stock options exercised		468	—
Net income for the year ended May 31, 2005	—	—	24,265

Balance, May 31, 2005	25,101	$21,638	$173,379

The accompanying notes are an integral part of these consolidated financial statements.

PAGE 22	ELECTRO RENT 2005 ANNUAL REPORT
Consolidated Statements of Cash Flows

Year Ended May 31,

(in thousands)	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$24,265	$11,984	$(14,986)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	34,232	31,483	46,279
Loss on impairment of goodwill	—	—	35,703
Loss on impairment of intangibles	—	—	1,432
Gain on sale of rental and lease equipment	(11,018)	(9,379)	(8,386)
Deferred tax liability	4,760	4,815	(12,638)
Income from settlements	(1,758)	—	(2,000)
(Recapture) provision for losses on accounts receivable	(141)	645	605
Changes in operating assets and liabilities:
Accounts receivable	(2,312)	(1,866)	4,544
Other assets	318	1,350	871
Accounts payable	(191)	1,768	(470)
Accrued expenses	(542)	(742)	(3,458)
Deferred revenue	571	364	(883)

Net cash provided by operating activities	48,184	40,422	46,613

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of rental and lease equipment	20,944	21,093	24,005
Payments for purchase of rental and lease equipment	(72,129)	(42,815)	(26,653)
Net sales (purchases) of marketable securities	3,675	(42,475)	(10,000)
Payments for purchase of other property	(505)	(599)	(917)

Net cash used in investing activities	(48,015)	(64,796)	(13,565)

CASH FLOWS FROM FINANCING ACTIVITIES:
Special distribution	—	(99,515)	—
Tax benefit for stock options exercised	468	1,599	2,535
Proceeds from issuance of common stock	1,668	534	242

Net cash provided by (used in) financing activities	2,136	(97,382)	2,777

Net increase (decrease) in cash and cash equivalents	2,305	(121,756)	35,825
Cash and cash equivalents at beginning of year	29,692	151,448	115,623

Cash and cash equivalents at end of year	$31,997	$29,692	$151,448

The accompanying notes are an integral part of these consolidated financial statements.

ELECTRO RENT 2005 ANNUAL REPORT	PAGE 23
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
(US dollar amounts and share data in thousands, except per share amounts)
NOTE ONE: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION: The consolidated financial statements include Electro Rent Corporation and its wholly owned subsidiaries (collectively “we”, “us”, or “our” hereafter). All intercompany balances and transactions have been eliminated. Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.
BUSINESS AND ORGANIZATION: We primarily engage in the short-term rental and the lease of state-of-the-art electronic equipment. We maintain an equipment portfolio composed primarily of test and measurement instruments (T&M) and personal computers and servers (DP) purchased from leading manufacturers. Another aspect of our business is the sale of equipment after its utilization for rental or lease. Our wholly owned subsidiaries, Genstar Rental Electronics, Inc., ER International, Inc. and Electro Rent (Tianjin) Rental Co., Ltd. act as our agents in Canada, Europe and China, respectively, for all of these business activities. Our wholly owned subsidiary, Electro Rent Asia, Inc., is the US parent company of Electro Rent (Tianjin) Rental Co., Ltd.
Our customers are primarily located in the United States and operate in various industry segments including aerospace and defense, telecommunications, consulting and computer technology. During fiscal 2005, 2004 and 2003 no single customer accounted for more than 10% of total revenues. In addition, revenues attributed to foreign countries and long-lived assets located in foreign countries are not material.
USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosures of contingent assets and liabilities as of the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, management reviews these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including rental and lease equipment and intangibles, allowances for doubtful accounts and equipment loss, and contingencies and litigation. These estimates are based on management’s evaluation of current business and economic conditions, historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes, however, that the estimates, including those for the above-listed items, are reasonable.
REVENUE RECOGNITION: Rental and lease revenues are recognized in the month they are due on the accrual basis of accounting. Rentals and leases are billed to customers in advance, and unearned billings are recorded as deferred revenue. Other revenues consist of billings to customers for equipment sales, delivery, or repairs. Those revenues are recognized in the period in which the respective equipment is shipped and risk of loss is passed to the customer or the period in which the services are performed. In the case of equipment which is sold to customers that is already on rent or lease to the same party, revenue is recognized at the agreed-upon date when the rent or lease term ends. Negotiated lease early-termination charges are recognized upon receipt. Interest income on cash equivalents and marketable securities is recognized in the period earned.
In the third quarter of fiscal 2005, an early termination of DP leases with one customer resulted in a decrease in lease revenues at a rate of approximately $0.9 million quarterly, beginning in January 2005. This early lease termination and the related equipment buyout resulted in proceeds of approximately $3.4 million.
RENTAL AND LEASE EQUIPMENT AND OTHER PROPERTY: Assets are generally stated at cost, less accumulated depreciation. Upon retirement or disposal of assets, the cost and the related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized. Depreciation of rental and lease equipment and other property is computed using straight-line and accelerated methods over the estimated useful lives of the respective equipment. Generally, new rental and lease equipment is depreciated over three to eight years, and used equipment over two to seven years, depending on the type of equipment. Depreciation methods and useful lives are periodically reviewed and revised, as deemed appropriate. Normal maintenance and repairs are expensed as incurred. Rental and lease equipment at net book value comprised $114,011 of T&M equipment and $8,787 of DP equipment at May 31, 2005, and $85,663 of T&M equipment and $10,683 of DP equipment at May 31, 2004.

PAGE 24	ELECTRO RENT 2005 ANNUAL REPORT
INCOME TAXES: We recognize a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are periodically reviewed for recoverability.
FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amount of cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximates fair value due to the short maturity of these instruments. Cash and short-term investments with original maturities of 90 days or less are considered to be cash equivalents.
IMPAIRMENT OF ASSETS: The carrying value of equipment held for rental and lease is assessed quarterly or when factors indicating impairment are present. We recognize impairment losses on equipment held for rental and lease when the expected future undiscounted cash flows are less than the asset’s carrying value, in which case the asset is written down to its estimated fair value. In the fourth quarter of fiscal 2005, the Company recorded noncash impairment charges of $601 resulting from low projected demand for certain rental products, including general purpose and communications equipment. There were no other such impairment charges during the last three fiscal years.
GOODWILL AND INTANGIBLES: Until May 31, 2001, goodwill was amortized over a period of 40 years and intangibles were amortized on a straight-line basis over their estimated useful lives, to a residual of zero. On June 1, 2001, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”, which provides that intangible assets with finite useful lives be amortized over that life and that goodwill and intangible assets with indefinite lives not be amortized, but will be tested at least annually for impairment. As a result of our impairment reviews of goodwill and other intangible assets in fiscal 2003, we wrote off $35,703 of goodwill and $1,432 of intangible assets in fiscal 2003. (See Note 3.)
MARKETABLE SECURITIES: We consider our marketable securities available-for-sale as defined in SFAS No. 115,“Accounting for Certain Investments in Debt and Equity Securities,” and, accordingly, they are carried at fair value. Realized gains and losses and declines in value considered to be other than temporary are included in income in the year they occur. The cost of securities sold is based on the specific identification method. There were no significant realized or unrealized gains or losses, nor any significant differences between estimated fair values, based on quoted market prices, and the costs of securities in the investment portfolio as of May 31, 2005. Our marketable securities consist of auction rate securities, which carry interest or dividend rates that reset every 49 days or less but have original contractual maturities of greater than one year.
ALLOWANCES FOR DOUBTFUL ACCOUNTS AND EQUIPMENT LOSSES: We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to make rental and lease payments. We also maintain an allowance for estimated losses resulting from the inability of customers to pay for lost equipment. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of customers to make the required payments. If the financial condition of our customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowances for doubtful accounts and equipment losses may need to be reduced and income would be increased.
CONCENTRATION OF CREDIT RISK: Financial instruments that potentially expose us to concentration of credit risk consist primarily of cash equivalents, marketable securities and trade accounts receivable. We invest excess cash primarily in money market funds of major financial institutions and auction rate securities of rated or investment grade corporate issuers. Excess cash of $28.6 million was invested in six large money market funds and $48.8 million was invested in auction rate securities as of May 31, 2005. We believe that we are not exposed to any significant financial risk with respect to cash. For trade accounts receivable, we sell primarily on 30-day terms, perform credit evaluation procedures on each customer’s individual transactions and require security deposits or personal guarantees from our customers when significant credit risks are identified. Typically, most customers are large, established firms. An adequate allowance for potential credit losses is maintained.
We purchase rental and lease equipment from numerous vendors. During fiscal 2005, 2004, and 2003, Agilent Technologies, Inc. accounted for approximately 57%, 54% and 43%, respectively, and Tektronics, Inc. accounted for approximately 13%, 17% and 15%, respectively, of such purchases. No other vendor accounted for more than 10% of such purchases.

ELECTRO RENT 2005 ANNUAL REPORT	PAGE 25
FOREIGN CURRENCY: The assets and liabilities of our foreign subsidiaries are translated to US dollars, the Company’s functional currency, at current or historic exchange rates, as appropriate. Revenues and expenses are translated to US dollars using the month-end rate for the month in which the transaction occurred. Our foreign subsidiaries collectively have assets, liabilities, revenues and expenses under 10% of our respective consolidated amounts. The Canadian dollar and Chinese yuan are the only foreign currencies, and they have been generally stable in relation to the US dollar. Historically, translation gains and losses have not been significant.
Foreign currency transaction gains and losses are included in the determination of net income. Included in consolidated net income are net foreign currency transaction gains (losses) of $(17), $(13), and $12 realized during fiscal 2005, 2004, and 2003, respectively.
NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE: Basic earnings per share (“EPS”) is computed as net income divided by the weighted average number of shares of common stock outstanding for the reported year, excluding the dilutive effects of stock options and other potentially dilutive securities. Diluted EPS is computed as net income divided by the weighted average number of shares outstanding of common stock and common stock equivalents for the reported year. Common stock equivalents result from the dilutive stock options computed using the treasury stock method.
CASH FLOW: Supplemental disclosures of cash paid during the year for:

	2005	2004	2003

Interest	$15	$20	$10
Income taxes	7,099	1,610	3,962
Supplemental disclosure of non-cash investing and financing activities: We acquired equipment of $12,318, $14,703, and $6,243, at May 31, 2005, 2004 and 2003, respectively, which was paid for during the subsequent year. We recorded a tax benefit of $468, $1,599, and $2,535 in fiscal 2005, 2004, and 2003, respectively, for employee stock options exercised which increased common stock. Additionally, we increased shareholders’ equity by $1,444 in fiscal 2004, as a result of cashless stock-for-stock exercises of stock options, which are not included on the statement of cash flows.
STOCK-BASED COMPENSATION: We apply the intrinsic-value-based method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for employee stock options. Accordingly, compensation expense is recognized only when options are granted with a discounted exercise price. Any such compensation expense is recognized ratably over the associated service period, which is generally the option vesting term. Under APB Opinion No. 25, no compensation expense was recognized for fiscal 2005, 2004 or 2003.
Our net earnings (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts shown below if compensation cost had been determined based on the fair value at the grant dates in accordance with SFAS No. 123 (as amended by SFAS No. 148), “Accounting for Stock-Based Compensation.”

	2005	2004	2003

Net income (loss), as reported	$24,265	$11,984	$(14,986)
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax effects	1,359	1,000	931

Pro forma net income (loss)	$22,906	$10,984	$(15,917)

Basic earnings (loss) per share:
As reported	$0.97	$0.48	$(0.60)
Pro forma	0.92	0.44	(0.64)
Diluted earnings (loss) per share:
As reported	0.96	0.48	(0.60)
Pro forma	0.90	0.44	(0.64)

PAGE 26	ELECTRO RENT 2005 ANNUAL REPORT
The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2005	2004	2003

Average risk-free interest rate	3.5%	3.0%	3.8%
Expected dividend yield	0	0	0
Expected volatility	52.6	46.0	45.5
Expected life	5.0	5.0	4.8
The weighted average fair value per option granted was $4.83 in 2005, $5.36 in 2004 and $4.93 in 2003.
On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R (as amended), “Share-Based Payment,” requiring all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. This standard is effective for the first annual period beginning after June 15, 2005 and includes two transition methods. Upon adoption, we will be required to use either the modified prospective or the modified retrospective transition method. Under the modified prospective method, awards that are granted, modified, or settled after the date of adoption should be measured and accounted for in accordance with SFAS 123R. Unvested equity-classified awards that were granted prior to the effective date should continue to be accounted for in accordance with SFAS 123, except that the Share-Based Payments must be recognized in the income statement. Under the modified retrospective approach, the previously reported amounts are restated (either to the beginning of the year of adoption or for all periods presented) to reflect the SFAS 123 amounts in the income statement. We are currently evaluating the impact of this FASB standard and the transitional reporting alternatives described.
NOTE TWO: RESTRUCTURING CHARGE
Due to the prolonged downturn in our industry, in May 2003 we restructured our business as part of our continuing program to create efficiencies within our operations. We recorded restructuring charges of $821 in selling, general and administrative expenses, which included the following:
Reducing our workforce by 27 employees, mainly in the Duluth, Georgia, warehouse and sales office, resulting in a severance charge of approximately $220. Approximately $113 was paid in May 2003, and the remainder was paid in fiscal 2004.
Closing of the Duluth, Georgia, warehouse. Property and equipment that was disposed of or removed from operations resulted in a charge of $31 and consisted primarily of leasehold improvements, equipment and furniture and fixtures. In addition, we incurred a charge of $570 associated with the lease related to the closed facility, which represents the fair value of the liability determined based on the remaining lease rentals, reduced by estimated sublease rentals. Amounts accrued (net of estimated sublease proceeds) related to the facility closure were paid over the remaining lease term through May 2005.

	Remaining		Remaining
	Liability		Liability
	Balances		Balances
	as of	Cash	as of
	May 31, 2004	Payments	May 31, 2005

Lease commitments	$261	$(261)	$—

ELECTRO RENT 2005 ANNUAL REPORT	PAGE 27
NOTE THREE: GOODWILL AND OTHER INTANGIBLE ASSETS
In July 2001, the FASB issued SFAS No. 142,“Goodwill and Other Intangible Assets” which we adopted in the first quarter of fiscal 2002. In accordance with SFAS No. 142, we performed impairment testing for goodwill and other intangible assets during the quarter ended May 31, 2003. Recorded goodwill related primarily to the GE Capital Technology Management Services (“TMS”) acquisition in fiscal 1998, and other intangible assets related to the Genstar Rental Electronics, Inc. acquisition in fiscal 1995. Since we operate in a single business segment as a single business unit, the determination of whether an impairment of goodwill existed was based on a comparison of the fair value of the entire business to the carrying value of our net assets. In estimating the fair value of the entire business, our management reviewed the average and closing stock prices for our Common Stock, as well as other factors. Because the fair value of the entire business was determined to be less than the carrying value of our net assets, we were required to record an impairment loss on goodwill of $35.7 million. Additionally, because the Genstar trade name and customer contracts were deemed to no longer have value for us, we were required to record an impairment loss on intangible assets of $1.4 million. As a result of these impairment losses recorded in the quarter ended May 31, 2003, the balances for goodwill and intangible assets were reduced to zero. There were no charges for impairment of goodwill and other intangible assets in fiscal 2005, or fiscal 2004. Goodwill and other intangible assets are insignificant at May 31, 2005.
Aggregate amortization expense on intangible assets, prior to their write-off, was approximately $130 for the year ended May 31, 2003.
NOTE FOUR: BORROWINGS
On November 24, 2004, we renewed our 364-day agreement with a bank to provide a revolving line of credit for $10,000, subject to certain restrictions, to meet potential equipment acquisition needs as well as working capital and general corporate requirements. The interest rate on the line of credit is based on the prime rate or LIBOR. We had no borrowings outstanding during the fiscal years ended May 31, 2005, 2004 and 2003.
NOTE FIVE: INCOME TAXES
The provision (benefit) for income taxes consists of the following for the fiscal years ended May 31:

	2005	2004	2003

Current
Federal	$4,528	$1,451	$2,911
State	1,566	210	402
Deferred
Federal	3,969	4,206	(11,104)
State	791	609	(1,533)

	$10,854	$6,476	$(9,324)

PAGE 28	ELECTRO RENT 2005 ANNUAL REPORT
A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows for the fiscal years ended May 31:

	2005	2004	2003

Statutory federal rate	35.0%	34.0%	35.0%
State taxes, net of federal benefit	4.4	4.9	4.7
Release of reserves due to completed tax audits and changes in tax estimate	(7.7)	(3.6)	2.1
Non-deductible portion of impairment loss	—	—	(5.2)
Permanent differences resulting from tax exempt investments and extra-territorial income exclusion	(1.4)	(0.5)	0.8
Other	0.6	0.2	1.0

Effective tax rate	30.9%	35.0%	38.4%

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities at May 31, 2005 and 2004 are as follows:

	2005	2004

Deferred tax assets:
Goodwill and intangible assets	$6,769	$7,433
Allowance for doubtful accounts	334	448
Net operating loss carry forwards	148	265
Deferred compensation and benefits	1,124	985
Other	780	801

	9,155	9,932

Deferred tax liabilities:
Accumulated depreciation and amortization	(21,909)	(17,926)

Net deferred tax liabilities	$(12,754)	$(7,994)

Net operating loss carry forwards for federal income tax reporting purposes approximate $422 at May 31, 2005 and are available for use against taxable income through 2006. The utilization of operating loss carry forwards is limited to $356 per year for federal income tax reporting purposes.
The effective tax rate in fiscal 2005 was 30.9% as compared to 35.0% in the prior year. The decline in effective rate was due primarily to the release of tax reserves as a result of completed tax audits and changes in estimate in addition to the increase in tax exempt income and extra-territorial income exclusions. The reevaluation of accrued liabilities related to positions taken on federal and state returns reduced tax expense by $2,464 as compared to $666 in the prior year. Increases in the amounts and yields of tax exempt investments combined with the benefits realized by extra-territorial income exclusions reduced expense by $508 as compared to $119 in the prior year.

ELECTRO RENT 2005 ANNUAL REPORT	PAGE 29
NOTE SIX: FINANCED LEASE RECEIVABLES
We had certain customer leases providing bargain purchase options, which are accounted for as sales-type leases. Interest income is recognized over the life of the lease using the effective interest method. The minimum lease payments receivable and the net investment included in other assets for such leases are as follows at May 31:

	2005	2004

Gross minimum lease payments receivable	$586	$894
Less — unearned interest	(29)	(53)

Net investment in sales-type lease receivables	$557	$841

NOTE SEVEN: COMPUTATION OF EARNINGS PER SHARE
Following is a reconciliation of the denominator used in the computation of basic and diluted EPS:

	2005	2004	2003

Denominator:
Denominator for basic earnings per share — weighted average common shares outstanding	24,978	24,860	24,810
Effect of dilutive options	391	174	—

	25,369	25,034	24,810

Net income (loss)	$24,265	$11,984	$(14,986)
Earnings (loss) per share:
Basic	$0.97	$0.48	$(0.60)
Diluted	$0.96	$0.48	$(0.60)
Certain options to purchase our common stock were not included in the computation of diluted earnings per share because to do so would have been antidilutive. The quantity of such options is 37, 52, and 1,131 at May 31, 2005, 2004, and 2003, respectively.
NOTE EIGHT: ALLOWANCES FOR DOUBTFUL ACCOUNTS
We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to pay our invoices. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of customers to make the required payments. If the financial condition of our customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowance for doubtful accounts may need to be reduced and income would be increased. A roll-forward of the allowance is as follows at May 31:

	2005	2004	2003

Beginning of year	$1,157	$1,106	$2,461
Provision for doubtful accounts	(141)	645	605
Write-offs	(177)	(594)	(1,960)

End of year	$839	$1,157	$1,106

PAGE 30	ELECTRO RENT 2005 ANNUAL REPORT
NOTE NINE: RENTALS UNDER NONCANCELLABLE OPERATING LEASES
We rent equipment on a short-term basis and lease equipment for periods greater than 12 months. Such leases provide the lessee with the option of renewing the agreement for periods of up to twelve months or purchasing the equipment at fair market value at the end of the initial or renewal term. Our cost of equipment under operating leases at May 31, 2005, with remaining noncancellable lease terms of more than one year, is $16,214 before accumulated depreciation of $4,934, and the net book value is $11,280.
A schedule of minimum future rentals to be received on noncancellable operating leases with remaining lease terms of more than one year as of May 31, 2005 is as follows:

2006	$4,421
2007	986
2008 (no lease terms extend beyond 2008)	15

$5,422

NOTE TEN: OTHER PROPERTY
Other property, at cost, consists of the following at May 31:

	2005	2004

Land	$6,985	$6,985
Buildings	14,055	14,005
Furniture and other equipment	6,592	6,420
Leasehold improvements	221	221

	27,853	27,631
Less — accumulated depreciation and amortization	(12,131)	(11,547)

	$15,722	$16,084

NOTE ELEVEN: COMMITMENTS AND CONTINGENCIES
We lease certain facilities under various operating leases. Most of the lease agreements provide us with the option of renewing our leases at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, management expects that in the normal course of business facility leases will be renewed or replaced by other leases.
Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

2006	$345
2007	291
2008	158
2009	161
2010	163
2011	43

$1,161

Rent expense was $924, $1,194, and $2,643 in fiscal 2005, 2004, and 2003, respectively.

ELECTRO RENT 2005 ANNUAL REPORT	PAGE 31
Under the terms of certain employment agreements, we are obligated to pay the following amounts which are included in accrued expenses at May 31, 2005:

2006	$122
2007	27

$149

We are subject to legal proceedings and business disputes involving ordinary and routine claims. The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. Estimates for losses from litigation are made after consultation with outside counsel. If estimates of potential losses increase or the related facts and circumstances change in the future, we may be required to record either more or less litigation expense. It is management’s opinion that none of the open matters at May 31, 2005 will have a material adverse effect on our financial condition or operations.
NOTE TWELVE: STOCK OPTION PLANS
We have Stock Option Plans (the “Plans”) that authorize the Board of Directors to grant options for 4,030,420 shares of our common stock, of which 703,138 shares were available for future grants at May 31, 2005. The Plans provide for both incentive stock options, which may be granted only to employees, and non-statutory stock options, which may be granted to directors and consultants who are not employees. Pursuant to the Plans, options have been granted to directors, officers and key employees at prices not less than 100% of the fair market value on the day of grant. Options are exercisable at various dates over a five-year or ten-year period from the date of grant. The Plans provide for a variety of vesting dates with the majority of the options vesting at a rate of one-third per year over a period of three years or one-fourth per year over a period of four years from the date of grant. All outstanding options expire at dates ranging from October 2005 to July 2010.
On January 14, 2004 we paid a $99.5 million special distribution to shareholders. As a result, the Board approved an adjustment to the exercise price of all of our outstanding options to take effect on the close of business on January 14, 2004. Consequently, 964,315 stock options with an average exercise price of $11.95 were adjusted to 1,327,237 stock options with an average exercise price of $8.48. In accordance with FIN 44,“Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25,” there was no accounting consequence due to the changes made to the exercise price or the number of shares other than future potential dilution to shareholders because the aggregate intrinsic value of each award immediately after the change was not greater than the aggregate intrinsic value of the award immediately before the change and the ratio of the exercise price per share to the market value per share was not reduced.
The following table summarizes certain information relative to options for common stock.

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Options outstanding, beginning of year	1,275,228	$8.47	1,167,005	$11.82	783,269	$12.15
1/14/04 pre-adjustment options	—	—	(964,315)	11.95	—	—
1/14/04 post-adjustment options	—	—	1,327,237	8.48	—	—
Granted at market price	513,495	9.38	14,256	7.42	528,704	11.27
Exercised	(202,593)	8.23	(185,097)	10.84	(46,281)	5.22
Cancelled	(4,719)	4.17	(83,858)	11.94	(98,687)	14.61

Options outstanding, end of year	1,581,411	$8.84	1,275,228	$8.47	1,167,005	$11.82

Options exercisable at end of year	886,364	$8.56	834,038	$8.58	580,055	$12.34

PAGE 32	ELECTRO RENT 2005 ANNUAL REPORT
The following summarizes information regarding stock options outstanding at May 31, 2005:

		Options Outstanding		Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$2.01 — $ 8.22	136,281	1.3	$5.52	136,281	$5.52
$8.23 — $ 9.12	671,489	2.6	8.29	481,572	8.31
$9.13 — $ 16.88	773,641	3.5	9.91	268,511	10.54

	1,581,411	2.9	$8.84	886,364	$8.56

NOTE THIRTEEN: SAVINGS PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN
We maintain a Savings Plan (401(k)), a Supplemental Executive Retirement Plan (SERP), and a frozen Employee Stock Ownership Plan (ESOP). Employees become eligible to participate in the 401(k) after one year of employment. Contributions in excess of the maximum permitted under the 401(k) are automatically deferred under the SERP for executives. We have the option to match contributions of participants at a rate management determines each year. For participants with three or more years of service, we also may elect to make additional discretionary matching contributions in excess of the rate elected for participants with less than three years of service.
The Board of Directors determines the amount to be contributed annually to the 401(k) in cash, provided that such contributions shall not exceed the amount deductible for federal income tax purposes. Cash contributions to the 401(k) of $398, $281, and $335 and to the SERP of $89, $81, and $105 were made for 2005, 2004, and 2003, respectively. We were obligated to pay SERP participants deferred compensation of $1,751 and $1,785 at May 31, 2005 and 2004, respectively, which was included in accrued expenses.
The ESOP was established in 1975 and was frozen in 1994, at which time all participants became fully vested. Contributions to the ESOP were invested primarily in our common stock. The ESOP held 78,238 shares of our common stock and cash of $319 at May 31, 2005.
NOTE FOURTEEN: INCOME FROM SETTLEMENTS
On June 12, 2004, when all contingencies expired, we recognized as other income $1,758 related to funds received from the settlement of a class action lawsuit. As a purchaser of certain products under warranty, we participated as a member of the plaintiff class.
On July 22, 2003, we received a one-time insurance settlement of $2,000 related to unrecoverable rental and lease equipment written off in years prior to fiscal 2003. The insurance proceeds were accrued as other income for the fiscal year ended May 31, 2003.
NOTE FIFTEEN: SEGMENT REPORTING
SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. Under SFAS No. 131, our operations are treated as one operating segment.
Although we have only one reportable segment, it has two groups of similar products: test and measurement (T&M) and computer-related (DP) equipment. Our equipment pool, based on acquisition cost, comprised $217,725 of T&M equipment and $38,243 of DP equipment at May 31, 2005, and $193,029 of T&M equipment and $46,720 of DP equipment at May 31, 2004.

ELECTRO RENT 2005 ANNUAL REPORT	PAGE 33
Revenues for these product groups were as follows for the fiscal year ended May 31:

	T&M	DP	Total

2005
Rentals and leases	$62,765	$17,492	$80,257
Sales of equipment and other revenues	21,372	5,987	27,359

	$84,137	$23,479	$107,616

2004
Rentals and leases	$50,461	$19,807	$70,268
Sales of equipment and other revenues	21,608	2,234	23,842

	$72,069	$22,041	$94,110

2003
Rentals and leases	$52,990	$27,677	$80,667
Sales of equipment and other revenues	22,736	5,393	28,129

	$75,726	$33,070	$108,796

NOTE SIXTEEN: QUARTERLY INFORMATION (UNAUDITED)
Quarterly information is as follows:

	Total	Income	Net	Earnings per share
	Revenues	Before Taxes	Income	Basic	Diluted

Fiscal Year 2005
First Quarter	$25,619	$9,065	$5,627	$0.23	$0.22
Second Quarter	27,497	8,929	6,226	0.25	0.25
Third Quarter	28,782	10,008	6,945	0.28	0.27
Fourth Quarter	25,718	7,117	5,467	0.22	0.21

Annual totals	$107,616	$35,119	$24,265	$0.97	$0.96

Fiscal Year 2004
First Quarter	$22,697	$3,468	$2,126	$0.09	$0.09
Second Quarter	24,161	3,677	2,661	0.10	0.10
Third Quarter	23,566	5,352	3,281	0.13	0.13
Fourth Quarter	23,686	5,963	3,916	0.16	0.16

Annual totals	$94,110	$18,460	$11,984	$0.48	$0.48

PAGE 34	ELECTRO RENT 2005 ANNUAL REPORT
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ELECTRO RENT CORPORATION
Van Nuys, California
We have audited the accompanying consolidated balance sheets of Electro Rent Corporation and subsidiaries (the “Company”) as of May 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended May 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Electro Rent Corporation and subsidiaries at May 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of May 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 12, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Los Angeles, California
August 12, 2005

ELECTRO RENT 2005 ANNUAL REPORT	PAGE 35

CORPORATE INFORMATION

BOARD OF DIRECTORS

Daniel Greenberg Chairman of the Board and Chief Executive Officer

†	Gerald D. Barrone Retired, Former President and Chief Operating Officer Coast Federal Bank

†	Nancy Y. Bekavac President Scripps College

†	Karen J. Curtin Principal, Dulcinea Ventures; former Executive Vice President for Bank of America

*†	Joseph J. Kearns President Kearns Associates

*†	S. Lee Kling Chairman of the Board The Kling Company

*†	James S. Pignatelli Chairman, President and Chief Executive Officer Unisource Energy Corporation

*	Audit Committee

†	Compensation Committee
CORPORATE OFFICERS
Daniel Greenberg
Chairman of the Board and
Chief Executive Officer
Gary B. Phillips
Senior Vice President
Craig R. Jones
Vice President and
Chief Financial Officer
Steven Markheim
Vice President and Secretary
Richard E. Bernosky
Vice President
Craig R. Burgi
Vice President
Dennis M. Clark
Vice President

Thomas A. Curtin
Vice President
Ronald J. Deming
Vice President
Meryl D. Evans
Vice President
John Hart
Vice President
Peter M. Shapiro
Vice President

CORPORATE OFFICES

6060 Sepulveda Boulevard
Van Nuys, California 91411-2512
Phone (818) 786-2525
Fax (818) 786-4354
TRANSFER AGENT & REGISTRAR
US Stock Transfer Corporation
Glendale, California
NASDAQ LISTING
Common Stock —
OTC Symbol: “ELRC”
GENERAL COUNSEL
Guth | Christopher LLP
Los Angeles, California
INDEPENDENT AUDITORS
Deloitte & Touche LLP
Los Angeles, California

CAPITAL STOCK, SHAREHOLDERS AND CASH DIVIDEND INFORMATION (UNAUDITED)
Our common stock is quoted on NASDAQ under the symbol ELRC. There were approximately 414 shareholders of record at July 15, 2005. On January 14, 2004, we paid an extraordinary distribution of $4.00 per outstanding common share, which totaled $99,515,000. The record date for the special distribution was December 16, 2003, and the ex-dividend date was January 15, 2004. The following table sets forth, for the period shown, the high and low closing sale prices in the NASDAQ National Market System as reported by NASDAQ.

	Fiscal Year 2005		Fiscal Year 2004
	High	Low	High	Low

First Quarter	$11.23	$9.23	$12.54	$9.85
Second Quarter	14.21	9.77	14.98	12.25
Third Quarter	15.62	13.42	14.32	8.56
Fourth Quarter	14.87	11.53	11.00	8.90